[Letterhead of Cadwalader, Wickersham & Taft LLP]

February 4, 2010

Matthew Spitzer, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Banc of America Mortgage Securities, Inc.
      Registration Statement on Form S-3 (File No. 333-157917)
      Filed on March 13, 2009
      --------------------------------------------------------

Dear Mr. Spitzer:

We are counsel to Banc of America Mortgage Securities, Inc. (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated April 9, 2009 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in Pre-Effective Amendment No. 1 to the Registration Statement ("Amendment No. 1") submitted herewith. Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in Amendment No. 1 are to the marked version.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

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Matthew Spitzer, Esq.
February 4, 2010

      The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The depositor has six affiliates that have offered asset-backed securities involving the same asset class as this offering: Asset Backed Funding Corporation (CIK Code: 0001054340), Banc of America Funding Corporation (CIK Code: 0000934377), CWABS, Inc. (CIK Code:
      0001021913), CWALT, Inc. (CIK Code: 0001269518), CWMBS, Inc. (CIK Code:
      0000906410) and Merrill Lynch Mortgage Investors, Inc. (CIK Code:
      0000809940).

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to
      Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

      The Registrant confirms that all material terms of the finalized agreements for each offering of mortgage-backed securities will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) and that finalized agreements will be filed simultaneously with or prior to the final prospectus or at such later date as the Commission, by rule, regulation or Staff interpretation of general applicability to RMBS, may permit during the term of the Registration Statement.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Registrant confirms that it plans to file unqualified legal and tax opinions for each offering of mortgage-backed securities under cover of Form 8-K at the time of each takedown.

4. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

      The Registrant confirms its obligation to describe any legal proceedings pending against the sponsor, the depositor or any of the other entities described in Item 1117 of Regulation AB that would be material to security holders. However, because, as of the

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Matthew Spitzer, Esq.
February 4, 2010

      date of this letter, there are no material legal proceedings pending of the type referred to in Item 1117 in Regulation AB, and because Item 1117 does not require affirmative disclosure of the absence of any such material legal proceedings, the Registrant does not believe that a separately captioned legal proceedings section is required at this time.

5. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

      Because the Sponsor's transactions generally involve newly originated mortgage loans, there will ordinarily not have been modifications prior to the issuance of the related certificates. However, in the event that a mortgage pool includes seasoned loans, the Registrant will, as requested, disclose whether there have been any material modifications to the terms of the mortgage loans and will provide data regarding how many loans have been modified by category of modification.

6. Please tell us whether the asset pool may include loans originated by Countrywide Financial and its affiliates. If so, provide disclosure, to the extent material, including all modifications related to these loans.

      Page 28 of the Base Prospectus included in Amendment No. 1 has been revised to clarify that the Sponsor, Bank of America, N.A., may acquire mortgage loans from time to time from a variety of affiliated or unaffiliated originators and include such mortgage loans in the asset pool. Affiliated originators may include Countrywide Financial or any other affiliate of Bank of America, N.A. The Registrant has not provided any disclosure about any originator other than the Sponsor at this time because (i) the Registration Statement is intended primarily for the securitization of mortgage loans originated by Bank of America, N.A., and the illustrative transaction described in the Prospectus Supplement reflects such a mortgage pool and (ii) the composition of any particular mortgage pool is currently not known. The Registrant confirms that if any asset pool includes loans originated by affiliates of the Sponsor, it will, to the extent material, provide disclosure regarding such loans, including disclosure regarding the nature of any previous modifications to such loans consistent with the Registrant's response to comment 5 above.

7.    Please tell us whether the asset pool may include subprime loans.

      The asset pool will not include subprime loans.

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Matthew Spitzer, Esq.
February 4, 2010

8. Please provide bracketed disclosure regarding exchangeable securities. We note your disclosure on page 57 of the base prospectus.

      The Staff's requested change has been made throughout the Prospectus Supplement.

9. Please provide bracketed language in the prospectus supplement to include disclosure regarding certificate auctions. We note your disclosure on page 60 of the base prospectus. Provide disclosure regarding the procedures and the material terms of the auctions, to the extent known.

      As you note, the Registrant has included disclosure in the Base Prospectus regarding certificate auctions. The Registrant has considered adding bracketed language in the Prospectus Supplement about the procedures and material terms of the auctions, but because the Registrant believes that certificate auctions will rarely be a transaction feature, it has concluded that the exercise of constructing a narrative description of hypothetical transaction terms and procedures would provide no substantive benefit to potential investors or the review process, and could be potentially misleading. The Registrant confirms to the Staff that it will fully describe the material terms of the certificate auction in any prospectus supplement relating to a transaction which features a certificate auction.

10. We note on page 7, and also within the first paragraph under the subsection titled "Mortgage Loans" on page 21, you state that the mortgage loans will have been underwritten according to the standards set forth in the base prospectus or to standards set forth in the applicable prospectus supplement. We also note your disclosure in the last paragraph on page 29 that the underwriting standards in the Product Guides are continuously updated. Please revise to provide bracketed disclosure to indicate that you will provide the other or updated underwriting standards, if applicable

      The Registrant confirms that to the extent that updates to the Product Guides materially alter the underwriting standards described in the Base Prospectus, it will reflect such changes in the base prospectus or prospectus supplement, as applicable, for transactions including mortgage loans to which such changes apply.

11. Please provide bracketed language to indicate where you will include disclosure of the other types of credit enhancement described on pages 50-56 of the base prospectus.

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Matthew Spitzer, Esq.
February 4, 2010

      As noted on page 49 of the Base Prospectus, full disclosure of any type of credit enhancement will be set forth in the prospectus supplement for the transaction including that type of credit enhancement.

12. Within the bracketed language regarding credit support. please confirm that you will provide the overcollateralization percentage.

      The Staff's requested change has been made on pages 53-54 of the Base Prospectus.

13. It appears from your disclosure on page S-36 that you do not contemplate including delinquent loans in a mortgage pool. Please confirm whether this will be true for all takedowns. If not, please provide a table showing mortgage loan delinquencies in either 30 or 31 day buckets- Refer to Items 1111(c) and 100(b) of Regulation AB and to Section 1.01 of Regulation AB Public Telephone Interpretations.

      The Registrant currently has no plans to include delinquent loans in a mortgage pool, but confirms that if it does do so with respect to any takedown, it will provide a table showing the delinquencies of the mortgage loans in either 30 or 31 day buckets as required by Item 1111(c) of Regulation AB.

14. Please revise to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event. Refer to Item 1104(c) of Regulation AB. Also provide similar disclosure for the depositor on page S-38.

      Based on its understanding that early amortization or triggering events are analogous to events of default in corporate debt transactions, rather than events which alter the allocation of principal prepayments among classes of certificateholders in typical RMBS transactions, the Registrant does not believe that there has been any event of the kind described in
      Item 1104(c) of Regulation AB that is material to an analysis of the origination or performance of assets of the type in the illustrative pool described in the Prospectus Supplement. Therefore no disclosure to that effect has been included in Amendment No. 1 because the Registrant understands Rule 1104(c) not to require negative assurance of that fact, but rather affirmative disclosure if such events have occurred.

15. Please revise to provide disclosure regarding the succession of responsibilities in case of termination of the Securities
      Administrator. Refer to Item 1108(d) of Regulation AB.

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Matthew Spitzer, Esq.
February 4, 2010

      The Staff's requested change has been made on pages S-39-40 of the Prospectus Supplement.

16. We could not locate an itemized table of fees and expenses to be paid out of the cash flow from the pool assets on EDGAR. Please revise or advise. Refer to Item 1113(c) of Regulation AB.

      The Registrant has revised the presentation of fee information on page S-42 of the Prospectus Supplement to comply with the tabular presentation required by Item 1113(c) of Regulation AB.

17. To the extent 10% or more of the pool assets are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

      Because the transaction described in the Prospectus Supplement is illustrative and does not relate to any particular mortgage pool, the Registrant has not included any state or geographic region specific disclosure. The Registrant confirms that if 10% or more of the pool assets are located in any one state or geographic region, it will describe the economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows, as required by
      Item 1111(b)(14) of Regulation AB.

18. Please provide statistical information within the tables regarding the extent to which the loans in the mortgage pool were originated using 1) Bank of America General Underwriting Standards, 2) Bank of America's Alternative Underwriting Standards, or 3) underwriting standards of another originating entity as referenced on page 28 of the base prospectus. Refer to Item 1111(a) of Regulation AB.

      Because the illustrative transaction described in the Prospectus Supplement describes a mortgage pool consisting entirely of loans originated by Bank of America, the Registrant has not included any statistical information regarding the percentage of loans originated under underwriting guidelines of third parties. However, the Registrant has included tabular disclosure in Appendix A of the Prospectus Supplement showing how the percentage of loans originated under Bank of America's General Underwriting Standards or Bank of America's Alternative Underwriting Standards would be disclosed. If the mortgage pool contains loans originated by third parties, the Registrant will also include in such table information regarding underwriting guidelines of third parties, to the extent material.

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Matthew Spitzer, Esq.
February 4, 2010

19. Similarly, please provide disclosure reflecting any loan exceptions granted that deviate from any of Bank of America's underwriting standards listed above. Describe the nature of the exception - For example, you note on page 31 of the base prospectus, the ability for a loan to be granted when it exceeds debt to income ratio guidelines. Refer to Item 1111(a)(3) of Regulation AB.

      The Sponsor's normal mortgage loan underwriting practice is to grant exceptions to individual underwriting criteria if, in the judgment of the originator's underwriting personnel, sufficient compensating factors exist. The Registrant does not believe that the nature or amount of exceptions made to the underwriting guidelines pursuant to which the mortgage loans in any trust were originated will generally be material to investors in the related securities. However, to the extent that the Registrant knows that a transaction contains mortgage loans for which exceptions to underwriting criteria were granted and it concludes that such exceptions would be material to investors in the related securities, such exceptions to the underwriting criteria will be disclosed in the applicable prospectus supplement. Because exceptions may be made to any individual underwriting criteria, the Registrant cannot provide any further information about the nature of specific exceptions which may be present in any given transaction at this time.

20. We note from your disclosure on page 29 of the base prospectus that you may obtain a custom mortgage score. Please tell us whether you will provide statistics regarding the custom mortgage score, and if so, please provide bracketed disclosure. If not, please tell us why the custom mortgage score would not be material to investors.

      Although the Sponsor uses custom mortgage scores as one of its tools to evaluate mortgage loan applicants, these scores are, as the name indicates, custom-designed by the Sponsor and, unlike credit scores, are not universally defined, and therefore are not comparable to mortgage scores or similar metrics developed or used by other mortgage lenders. Accordingly, the Registrant not only believes that disclosure of the values of the custom mortgage scores obtained by it would not be material to investors, it believes such disclosure could be potentially misleading.

21. Please revise to indicate that you will provide the financial information required by Item 11l4(b)(2)(ii) of Regulation AB regarding any third party providing external credit enhancement representing an aggregate percentage of 20% or more.

      The Registrant confirms that it will provide the financial information required by Item 1114(b)(2)(ii) of Regulation AB. In that regard, the Registrant directs the Staff's

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Matthew Spitzer, Esq.
February 4, 2010

      attention to the language on page 53 of the Base Prospectus, in which the Registrant has indicated its understanding of that obligation.

22. Please expand your disclosure to provide a more detailed discussion regarding the ability of the servicer or servicers to modify any existing loan within an asset pool.

      We direct the Staff's attention to pages 77-80 of the Base Prospectus where a detailed description of the servicer's ability to modify mortgage loans is included. That disclosure has been further enhanced and the heading of the related section has been revised to more clearly draw attention to modifications.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz



cc: David Sobul, Esq.